UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42482

Decent Holding Inc.

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On January 21, 2025, Decent Holding Inc., a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement with Craft Capital Management LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “IPO”) an aggregate of 1,250,000 ordinary shares, par value $0.0001 per share (the “Shares”), at offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares to cover over-allotments, if any. The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282509), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2024, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on January 21, 2025. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “DXST” on January 22, 2025. On January 23, 2025, the Company closed its IPO.

In connection with the IPO, the Company issued a press release on January 22, 2025 announcing the pricing of the IPO and a press release on January 23, 2025 announcing the closing of the IPO. Copies of each press release are furnished herewith as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Decent Holding Inc.

Date: January 24, 2025	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated January 21, 2025 between the Company and Craft Capital Management LLC as representative of the several underwriters
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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